Maryse Mills-Apenteng

U.S. Securities & Exchange Commission

May 7, 2013

FULLNET COMMUNICATIONS, INC.

201 Robert S. Kerr Avenue, Suite 210

Oklahoma City, Oklahoma 73102

December 17, 2013

Via E-Mail

Craig D. Wilson – Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

FullNet Communications, Inc.

File No. 000-27031

Hood & Associates CPAs, P.C. PCAOB Registration Revocation

Dear Mr. Wilson:

This letter is in response to your letter of December 5, 2013, in which you notified us that the Public Company Accounting Oversight Board (“PCAOB”) had revoked the registration of Hood & Associates CPAs, P.C. effective November 21, 2013, and advised us that we would not be able to include an audit report from them for the fiscal year ending December 31, 2012, in our upcoming Form 10-K for the fiscal year ended December 31, 2013.

We have retained MaloneBailey, LLP to audit our financial statements for the fiscal year ending December 31, 2012, as well as the fiscal year ending December 31, 2013.  We anticipate filing their audit report for both years in our upcoming Form 10-K for the fiscal year ended December 31, 2013.

Please contact me with any questions at (405) 236-8200 extension 102.

Sincerely,

/s/ Roger P. Baresel

ROGER P. BARESEL

President & Chief Financial and Accounting Officer

RPB:bms